# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brookfield Infrastructure Partners LP, CIK 0001406234
CUSIP: G16252101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 73 Front Street, Fifth Floor, Hamilton, Bermuda (D0), HM 12
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-25-002474
Filed by CIK 0001000275

## Reporting persons
- Royal Bank of Canada: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 20,102,712; sole dispositive power 0; shared dispositive power 20,102,712; aggregate amount beneficially owned 20,102,712 (4.37% of the class)

## Item 1. Issuer
Name of issuer: Brookfield Infrastructure Partners LP
Address of issuer's principal executive offices: 73 Front Street, Fifth Floor, Hamilton, HM 12, Bermuda

## Item 2. Person Filing
Name of person filing: Royal Bank of Canada
Address of principal business office or, if none, residence: 200 Bay Street, Toronto, Ontario, M5J QJ5, Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), group (OO)

## Item 4. Ownership
Amount beneficially owned: 20,102,712
Percent of class: 4.37
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 20,102,712
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 20,102,712

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
RBC Global Asset Management Inc.: A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

RBC Phillips Hager & North Investment Counsel Inc.: A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

RBC Private Counsel (USA) Inc.: An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

Royal Trust Corporation of Canada, GFC Partnership and RT Partnership are entities that beneficially own in aggregate less than one percent of the reported securities.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Power of Attorney
https://www.sec.gov/Archives/edgar/data/1000275/000121465925015105/ex99_1.htm

## Signatures
- Royal Bank of Canada: /s/ Terry Fallon, Managing Director (05/14/2026)